UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

VIMICRO INTERNATIONAL CORPORATION

(Name of Issuer)

ORDINARY SHARES, PAR VALUE US$0.0001 PER SHARE

 (Title of Class of Securities)

92718N109**

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☑  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

** The CUSIP number relates only to the American Depository Shares of Vimicro International Corporation. The ordinary shares owned by the reporting person filing this Schedule 13G are owned by such person, and not through the ownership of the American Depository Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92718N109

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Power Pacific (Mauritius) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius
NUMBER OF SHARES	5	SOLE VOTING POWER 0 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).                Name of Issuer:

Vimicro International Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

16/F Shining Tower
No.35 Xueyuan Road, Haidian District
Beijing 100191
 People's Republic of China
Item 2

(a)	Name of Person Filing: Power Pacific (Mauritius) Limited
(b)	Address of Principal Business Office: Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius
(c)	Citizenship: Republic of Mauritius
(d)	Title of Class of Securities: Ordinary Share
(e)	CUSIP Number: 92718N109

Item 3.                    If this statement is filed pursuant to §§240.13(d)-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (25 U.S.C. 80a-8);
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-13);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned by Power Pacific (Mauritius) Limited: 0 (1)
(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 (1)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0 (1)
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Note (1) and attached Exhibit A for information regarding persons who may be deemed to control the Reporting Person.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 16, 2016

Power Pacific (Mauritius) Limited By: /s/ Victor Yang
Victor Yang/Authorized Representative
Name/Title

Notes

(1)            This Statement on Schedule 13G (the "Statement") is being filed by Power Pacific (Mauritius) Limited ("PPML").  The principal business address of PPML is Les Cascades, Edith Cavell Street, Port-Louis, Republic of Mauritius.
As a result of direct and indirect securities holdings, Power Corporation of Canada ("PCC") and The Desmarais Family Residuary Trust (the "Trust"), which was created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, the executors and trustees of which being Jacqueline Desmarais, Paul Desmarais Jr., André Desmarais, Michel Plessis-Bélair and Guy Fortin, may be deemed to control PPML.  Jacqueline Desmarais, Paul Desmarais Jr. and André Desmarais, as executors and trustees, determine how to vote the shares of PCC directly or indirectly held by the Trust.  Exhibit A attached hereto identifies persons through whom the Trust may be deemed to control PCC and, in turn, PPML.  PCC, a corporation organized under the laws of Canada, is a diversified management and holding company with its principal place of business at 751 Victoria Square, Montréal (Québec), Canada H2Y 2J3. The Trust was formed under the laws of Québec and has its address at 759 Square Victoria, Montréal (Québec), Canada H2Y 2J7.  The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

EXHIBIT A

PERSONS WHO MAY BE DEEMED IN CONTROL OF POWER PACIFIC (MAURITIUS) LIMITED
Set forth below are the (i) name, (ii) principal business address and (iii) citizenship or place of organization of each additional person who may be deemed, for purposes of this Statement, to control the Reporting Person.
(i)	Power Pacific Corporation Limited
(ii)	Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong Special Administrative Region, People's Republic of China
(iii)	Hong Kong Special Administrative Region, People's Republic of China

(i)	Power Corporation International Limited
(ii)	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
(iii)	Bermuda

(i)	Power Corporation of Canada
(ii)	751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada